SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On November 24, 2016, Cnova N.V. (“Cnova” or the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) at 14:00 CET at the Hilton Amsterdam Airport Schiphol Hotel, located at Schiphol Boulevard 701, 1118BN, in Schiphol, The Netherlands. As discussed further in the notice and the shareholders’ circular relating to the EGM, which were previously furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a report of foreign private issuer on Form 6-K on October 13, 2016, the EGM was called to: (i) review with the Company’s shareholders the annual board report for the financial year 2015, which is subject to Dutch law and the Dutch Corporate Governance Code (the “2015 Board Report”); and (ii) submit to a shareholder vote the adoption of the annual accounts for the financial year 2015 (the “2015 Annual Accounts”) as well as various other items relating to Dutch corporate law.

On November 28, 2016, Cnova announced the voting results of the EGM on Cnova’s website at http://www.cnova.com/en/investor-relations/shareholder-meeting/.

The information contained in this report of foreign private issuer on Form 6-K is incorporated by reference into Cnova’s registration statement on Form S-8 (File No. 333-208111). Any information contained on, or that can be accessed through, the Company’s website does not constitute a part of this report of foreign private issuer on Form 6-K and is not incorporated by reference herein.

VOTING RESULTS — NOVEMBER 24, 2016 CNOVA N.V. EGM

Shareholders as of the close of business on October 27, 2016, the record date for the EGM, were entitled to vote at the EGM. The issued share capital of Cnova N.V. at the record date amounted to: 441,297,846 ordinary shares par value € 0.05 per share and 412,114,952 special voting shares par value € 0.05 per share (853,412,798 in aggregate), of which 384,057 special voting shares were held by Cnova N.V. in treasury. Each issued and outstanding share entitles the holder thereof to one (1) vote. Taking into account the 384,057 special voting shares held by Cnova N.V. in its own share capital at the record date, 853,028,741 votes could have been cast. 410,957,107 ordinary shares par value € 0.05 per share and 314,940,097 special voting shares par value € 0.05 per share were present in person or represented by proxy at the EGM. Each item voted on at the EGM was approved by a simple majority of the votes cast, as required under the Company’s articles of association and Dutch law as follows:

Agenda item (voting items)	Number of (i) shares for which valid votes were cast and (ii) valid votes cast	Percentage of issued capital at registration date	Number of votes cast for	Number of votes cast against	Number of abstentions
5. Adoption of the annual accounts for the financial year 2015	725,897,204	85.06%	725,891,009	2,945	3,250
6. Release from liability of the members of the Board with respect to the performance of their duties during the financial year 2015	725,897,204	85.06%	724,290,363	282,825	1,324,016

Forward-Looking Statements

This report of foreign private issuer on Form 6-K may contain forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  The forward-looking statements contained herein are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the effect of the announcement of the reorganization on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against the Company and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova (the “Reorganization Agreement”); changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this report of foreign private issuer on Form 6-K speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: November 28, 2016	By:	/s/ STEVEN GEERS
	Name:	Steven Geers
	Title:	General Counsel